# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pony AI Inc., CIK 0001969302
CUSIP: 732908108
Title of class of securities: Class A ordinary shares, par value US$0.0005 per share
Address of issuer's principal executive offices: 1301 Pearl Development Building 1, Mingzhu 1st St, Hengli Twn, Nansha Dist, Guangzhou, China (F4), 511458
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001545806

## Reporting persons
- IDG China Venture Capital Fund IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 9,288,115; shared voting power 5,985,813; sole dispositive power 9,288,115; shared dispositive power 5,985,813; aggregate amount beneficially owned 15,273,928 (4.3% of the class)
  Comment: (1) The value in rows 5 and 7 represents 9,288,115 Class A ordinary shares held of record by IDG China Venture Capital Fund IV L.P.
  
  (2) The value in rows 6 and 8 represents (i) 1,189,180 Class A ordinary shares held of record by IDG China IV Investors L.P., (ii) 4,570,712 Class A ordinary shares held of record by IDG China Capital Fund III L.P., and (iii) 225,921 Class A ordinary shares held of record by IDG China Capital III Investors L.P. IDG China Venture Capital Fund IV Associates L.P. is the general partner of IDG China Venture Capital Fund IV L.P. IDG China Venture Capital Fund GP IV Associates Ltd. is the general partner of IDG China Venture Capital Fund IV Associates L.P. and IDG China IV Investors L.P. IDG China Capital Fund III Associates L.P. is the general partner of IDG China Capital Fund III L.P. IDG China Capital Fund GP III Associates Ltd. is the general partner of IDG China Capital Fund III Associates L.P. and IDG China Capital III Investors L.P. Chi Sing Ho and Quan Zhou are the two directors of IDG China Venture Capital Fund GP IV Associates Ltd. and IDG China Capital Fund GP III Associates Ltd. By virtue of such relationship, IDG China Venture Capital Fund IV L.P. may be deemed to have shared the voting and dispositive power with respect to these shares.
  
  (3) Percent of class represented by amount in row (9) is calculated based on an aggregate of 352,452,783 Class A ordinary shares outstanding as of November 10, 2025 as informed by the Issuer.
- IDG China IV Investors L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,189,180; shared voting power 14,084,748; sole dispositive power 1,189,180; shared dispositive power 14,084,748; aggregate amount beneficially owned 15,273,928 (4.3% of the class)
  Comment: (1) The value in rows 5 and 7 represents 1,189,180 Class A ordinary shares held of record by IDG China IV Investors L.P.
  
  (2) The value in rows 6 and 8 represents (i) 9,288,115 Class A ordinary shares held of record by IDG China Venture Capital Fund IV L.P., (ii) 4,570,712 Class A ordinary shares held of record by IDG China Capital Fund III L.P., and (iii) 225,921 Class A ordinary shares held of record by IDG China Capital III Investors L.P. The general partner of IDG China IV Investors L.P. and the general partner or ultimate general partner of these entities have the same directors. By virtue of such relationship, IDG China IV Investors L.P. may be deemed to have shared the voting and dispositive power with respect to these shares.
  
  (3) Percent of class represented by amount in row (9) is calculated based on an aggregate of 352,452,783 Class A ordinary shares outstanding as of November 10, 2025 as informed by the Issuer.
- IDG China Capital Fund III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 4,570,712; shared voting power 10,703,216; sole dispositive power 4,570,712; shared dispositive power 10,703,216; aggregate amount beneficially owned 15,273,928 (4.3% of the class)
  Comment: (1) The value in rows 5 and 7 represents 4,570,712 Class A ordinary shares held of record by IDG China Capital Fund III L.P.
  
  (2) The value in rows 6 and 8 represents (i) 9,288,115 Class A ordinary shares held of record by IDG China Venture Capital Fund IV L.P., (ii) 1,189,180 Class A ordinary shares held of record by IDG China IV Investors L.P., and (iii) 225,921 Class A ordinary shares held of record by IDG China Capital III Investors L.P. The ultimate general partner of IDG China Capital Fund III L.P. and the general partner or ultimate general partner of these entities have the same directors. By virtue of such relationship, IDG China Capital Fund III L.P. may be deemed to have shared the voting and dispositive power with respect to these shares.
  
  (3) Percent of class represented by amount in row (9) is calculated based on an aggregate of 352,452,783 Class A ordinary shares outstanding as of November 10, 2025 as informed by the Issuer.
- IDG China Capital III Investors L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 225,921; shared voting power 15,048,007; sole dispositive power 225,921; shared dispositive power 15,048,007; aggregate amount beneficially owned 15,273,928 (4.3% of the class)
  Comment: (1) The value in rows 5 and 7 represents 225,921 Class A ordinary shares held of record by IDG China Capital III Investors L.P.
  
  (2) The value in rows 6 and 8 represents (i) 9,288,115 Class A ordinary shares held of record by IDG China Venture Capital Fund IV L.P., (ii) 1,189,180 Class A ordinary shares held of record by IDG China IV Investors L.P., and (iii) 4,570,712 Class A ordinary shares held of record by IDG China Capital Fund III L.P. The general partner of IDG China Capital III Investors L.P. and the general partner or ultimate general partner of these entities have the same directors. By virtue of such relationship, IDG China Capital III Investors L.P. may be deemed to have shared the voting and dispositive power with respect to these shares.
  
  (3) Percent of class represented by amount in row (9) is calculated based on an aggregate of 352,452,783 Class A ordinary shares outstanding as of November 10, 2025 as informed by the Issuer.
- IDG China Venture Capital Fund IV Associates L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 9,288,115; shared voting power 5,985,813; sole dispositive power 9,288,115; shared dispositive power 5,985,813; aggregate amount beneficially owned 15,273,928 (4.3% of the class)
  Comment: (1) The value in rows 5 and 7 represents 9,288,115 Class A ordinary shares held of record by IDG China Venture Capital Fund IV L.P. IDG China Venture Capital Fund IV Associates L.P. is the general partner of IDG China Venture Capital Fund IV L.P. By virtue of such relationship, IDG China Venture Capital Fund IV Associates L.P. may be deemed to have sole voting and dispositive power with respect to these shares.
  
  (2) The value in rows 6 and 8 represents (i) 1,189,180 Class A ordinary shares held of record by IDG China IV Investors L.P., (ii) 4,570,712 Class A ordinary shares held of record by IDG China Capital Fund III L.P., and (iii) 225,921 Class A ordinary shares held of record by IDG China Capital III Investors L.P. The general partner of IDG China Venture Capital Fund IV Associates L.P. and the general partner or ultimate general partner of these entities have the same directors. By virtue of such relationship, IDG China Venture Capital Fund IV Associates L.P. may be deemed to have shared the voting and dispositive power with respect to these shares.
  
  (3) Percent of class represented by amount in row (9) is calculated based on an aggregate of 352,452,783 Class A ordinary shares outstanding as of November 10, 2025 as informed by the Issuer.
- IDG China Venture Capital Fund GP IV Associates Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 10,477,295; shared voting power 4,796,633; sole dispositive power 10,477,295; shared dispositive power 4,796,633; aggregate amount beneficially owned 15,273,928 (4.3% of the class)
  Comment: (1) The value in rows 5 and 7 represents (i) 9,288,115 Class A ordinary shares held of record by IDG China Venture Capital Fund IV L.P., and (ii) 1,189,180 Class A ordinary shares held of record by IDG China IV Investors L.P. IDG China Venture Capital Fund GP IV Associates Ltd. is the ultimate general partner of IDG China Venture Capital Fund IV L.P. and the general partner of IDG China IV Investors L.P. By virtue of such relationship, IDG China Venture Capital Fund GP IV Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these shares.
  
  (2) The value in rows 6 and 8 represents (i) 4,570,712 Class A ordinary shares held of record by IDG China Capital Fund III L.P., and (ii) 225,921 Class A ordinary shares held of record by IDG China Capital III Investors L.P. IDG China Venture Capital Fund GP IV Associates Ltd. and the general partner or ultimate general partner of these entities have the same directors. By virtue of such relationship, IDG China Venture Capital Fund GP IV Associates Ltd. may be deemed to have shared the voting and dispositive power with respect to these shares.
  
  (3) Percent of class represented by amount in row (9) is calculated based on an aggregate of 352,452,783 Class A ordinary shares outstanding as of November 10, 2025 as informed by the Issuer.
- IDG China Capital Fund III Associates L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 4,570,712; shared voting power 10,703,216; sole dispositive power 4,570,712; shared dispositive power 10,703,216; aggregate amount beneficially owned 15,273,928 (4.3% of the class)
  Comment: (1) The value in rows 5 and 7 represents 4,570,712 Class A ordinary shares held of record by IDG China Capital Fund III L.P. IDG China Capital Fund III Associates L.P. is the general partner of IDG China Capital Fund III L.P. By virtue of such relationship, IDG China Capital Fund III Associates L.P. may be deemed to have sole voting and dispositive power with respect to these shares.
  
  (2) The value in rows 6 and 8 represents (i) 9,288,115 Class A ordinary shares held of record by IDG China Venture Capital Fund IV L.P., (ii) 1,189,180 Class A ordinary shares held of record by IDG China IV Investors L.P., and (iii) 225,921 Class A ordinary shares held of record by IDG China Capital III Investors L.P. The general partner of IDG China Capital Fund III Associates L.P. and the general partner or ultimate general partner of these entities have the same directors. By virtue of such relationship, IDG China Capital Fund III Associates L.P. may be deemed to have shared the voting and dispositive power with respect to these shares.
  
  (3) Percent of class represented by amount in row (9) is calculated based on an aggregate of 352,452,783 Class A ordinary shares outstanding as of November 10, 2025 as informed by the Issuer.
- IDG China Capital Fund GP III Associates Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 4,796,633; shared voting power 10,477,295; sole dispositive power 4,796,633; shared dispositive power 10,477,295; aggregate amount beneficially owned 15,273,928 (4.3% of the class)
  Comment: (1) The value in rows 5 and 7 represents (i) 4,570,712 Class A ordinary shares held of record by IDG China Capital Fund III L.P., and (ii) 225,921 Class A ordinary shares held of record by IDG China Capital III Investors L.P. IDG China Capital Fund GP III Associates Ltd. is the ultimate general partner of IDG China Capital Fund III L.P. and the general partner of IDG China Capital III Investors L.P. By virtue of such relationship, IDG China Capital Fund GP III Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these shares.
  
  (2) The value in rows 6 and 8 represents (i) 9,288,115 Class A ordinary shares held of record by IDG China Venture Capital Fund IV L.P., and (ii) 1,189,180 Class A ordinary shares held of record by IDG China IV Investors L.P. IDG China Capital Fund GP III Associates Ltd. and the general partner or ultimate general partner of these entities have the same directors. By virtue of such relationship, IDG China Capital Fund GP III Associates Ltd. may be deemed to have shared the voting and dispositive power with respect to these shares.
  
  (3) Percent of class represented by amount in row (9) is calculated based on an aggregate of 352,452,783 Class A ordinary shares outstanding as of November 10, 2025 as informed by the Issuer.
- Zhou Quan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 15,273,928; sole dispositive power 0; shared dispositive power 15,273,928; aggregate amount beneficially owned 15,273,928 (4.3% of the class)
  Comment: (1) The value in rows 6 and 8 represents (i) 9,288,115 Class A ordinary shares held of record by IDG China Venture Capital Fund IV L.P., (ii) 1,189,180 Class A ordinary shares held of record by IDG China IV Investors L.P., (iii) 4,570,712 Class A ordinary shares held of record by IDG China Capital Fund III L.P., and (iv) 225,921 Class A ordinary shares held of record by IDG China Capital III Investors L.P. Quan Zhou and Chi Sing Ho are the two directors of the general partner or ultimate general partner of such entities. By virtue of such relationship, Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares.
  
  (2) Percent of class represented by amount in row (9) is calculated based on an aggregate of 352,452,783 Class A ordinary shares outstanding as of November 10, 2025 as informed by the Issuer.
- Ho Chi Sing: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 15,273,928; sole dispositive power 0; shared dispositive power 15,273,928; aggregate amount beneficially owned 15,273,928 (4.3% of the class)
  Comment: (1) The value in rows 6 and 8 represents (i) 9,288,115 Class A ordinary shares held of record by IDG China Venture Capital Fund IV L.P., (ii) 1,189,180 Class A ordinary shares held of record by IDG China IV Investors L.P., (iii) 4,570,712 Class A ordinary shares held of record by IDG China Capital Fund III L.P., and (iv) 225,921 Class A ordinary shares held of record by IDG China Capital III Investors L.P. Quan Zhou and Chi Sing Ho are the two directors of the general partner or ultimate general partner of such entities. By virtue of such relationship, Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares.
  
  (2) Percent of class represented by amount in row (9) is calculated based on an aggregate of 352,452,783 Class A ordinary shares outstanding as of November 10, 2025 as informed by the Issuer.

## Item 1. Issuer
Name of issuer: Pony AI Inc.
Address of issuer's principal executive offices: 1301 Pearl Development Building 1, Mingzhu 1st St, Hengli Twn, Nansha Dist, Guangzhou, China, 511458

## Item 2. Person Filing
Name of person filing:
1. IDG China Venture Capital Fund IV L.P.

2. IDG China IV Investors L.P.

3. IDG China Capital Fund III L.P.

4. IDG China Capital III Investors L.P.

5. IDG China Venture Capital Fund IV Associates L.P.

6. IDG China Venture Capital Fund GP IV Associates Ltd.

7. IDG China Capital Fund III Associates L.P.

8. IDG China Capital Fund GP III Associates Ltd.

9. Quan Zhou

10. Chi Sing Ho
Address of principal business office or, if none, residence:
For all reporting persons:

c/o IDG Capital Management (HK) Limited
Unit 5505, The Center
99 Queen's Road Central
Hong Kong
Citizenship: Quan Zhou is a citizen of the United States of America. Chi Sing Ho is a citizen of Canada. Each of IDG China Venture Capital Fund IV L.P., IDG China IV Investors L.P., IDG China Capital Fund III L.P., IDG China Capital III Investors L.P., IDG China Venture Capital Fund IV Associates L.P., IDG China Venture Capital Fund GP IV Associates Ltd., IDG China Capital Fund III Associates L.P. and IDG China Capital Fund GP III Associates Ltd. is organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information for each reporting person contained in Items 5-9 of the cover pages is incorporated herein by reference. Each of the reporting persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest in such securities.
Percent of class: The information for each reporting person contained in Item 11 of the cover pages is incorporated herein by reference.
Sole power to vote or to direct the vote: The information for each reporting person contained in Item 5 of the cover pages is incorporated herein by reference.
Shared power to vote or to direct the vote: The information for each reporting person contained in Item 6 of the cover pages is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information for each reporting person contained in Item 7 of the cover pages is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information for each reporting person contained in Item 8 of the cover pages is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- IDG China Venture Capital Fund IV L.P.: /s/ Quan Zhou on behalf of IDG China Venture Capital Fund GP IV Associates Ltd., ultimate General Partner of IDG China Venture Capital Fund IV L.P., Quan Zhou / Authorized Signatory (11/12/2025)
- IDG China IV Investors L.P.: /s/ Quan Zhou on behalf of IDG China Venture Capital Fund GP IV Associates Ltd., General Partner of IDG China IV Investors L.P., Quan Zhou / Authorized Signatory (11/12/2025)
- IDG China Capital Fund III L.P.: /s/ Quan Zhou on behalf of IDG China Capital Fund GP III Associates Ltd., ultimate General Partner of IDG China Capital Fund III L.P., Quan Zhou / Authorized Signatory (11/12/2025)
- IDG China Capital III Investors L.P.: /s/ Quan Zhou on behalf of IDG China Capital Fund GP III Associates Ltd., General Partner of IDG China Capital III Investors L.P., Quan Zhou / Authorized Signatory (11/12/2025)
- IDG China Venture Capital Fund IV Associates L.P.: /s/ Quan Zhou on behalf of IDG China Venture Capital Fund GP IV Associates Ltd., General Partner of IDG China Venture Capital Fund IV Associates L.P., Quan Zhou / Authorized Signatory (11/12/2025)
- IDG China Venture Capital Fund GP IV Associates Ltd.: /s/ Quan Zhou, Quan Zhou / Authorized Signatory (11/12/2025)
- IDG China Capital Fund III Associates L.P.: /s/ Quan Zhou on behalf of IDG China Capital Fund GP III Associates Ltd., General Partner of IDG China Capital Fund III Associates L.P., Quan Zhou / Authorized Signatory (11/12/2025)
- IDG China Capital Fund GP III Associates Ltd.: /s/ Quan Zhou, Quan Zhou / Authorized Signatory (11/12/2025)
- Zhou Quan: /s/ Quan Zhou, Quan Zhou (11/12/2025)
- Ho Chi Sing: /s/ Chi Sing Ho, Chi Sing Ho (11/12/2025)